 NEWS RELEASE

For Immediate Release
January 14, 2009

Canwest Global Communications Corp. Reports First Quarter 2009 Results

- Specialty channels and digital revenues experience double-digit growth –

WINNIPEG Canwest Global Communications Corp. (“Canwest” or the “Company”) today reported financial results for its first quarter 2009 fiscal year that reflect the slower economy and lower advertising volume.

For the three months ended November 30, 2008, the Company reported that revenues increased 2% to $886 million but that operating profit(1) declined by 9% to $204 million. Results for the first quarter of fiscal 2008 were affected by the equity accounting of the CW Media specialty television assets that were held in trust until CRTC approval was received.  On a same asset basis, including the results of the in-trust assets, revenue decreased 7%, operating expenses, excluding restructuring costs, were down 3% and operating profit declined by 19%. For the three month period Canwest reported the following:

	First Quarter Fiscal
in millions of dollars, except per share amounts	2009	2008	Change
Reported Results
Revenue	886	867	2%
Operating profit [1]	204	223	(9)%
Net earnings	(33)	41	(180)%
EPS	(0.18)	0.23
Adjusted Net Earnings*
Adjusted net earnings	27	61	(56)%
Adjusted EPS	0.15	0.35

*Adjusted net earnings exclude the impact of foreign currency and interest swap gains/losses, foreign exchange gains/losses, investment gains/losses, restructuring expenses, discontinued operations, and related income tax effect.

“Even in these challenging times, Canwest’s transformation continues with double-digit growth in our specialty channels and our online properties. With every quarter, these businesses continue to demonstrate their growth potential and illustrate the progress that is being made to increase Canwest’s share of the fastest growing segments of the advertising market,” Canwest President and CEO Leonard Asper said.

“While these results reflect the softening economy and its impact upon advertising revenues they also demonstrate the Company’s success in containing operating expenses.  Recently announced initiatives further demonstrate Canwest’s resolve to take the steps necessary to provide the flexibility required over the longer-term,” Mr. Asper added.

Segmented Results for the First Quarter of Fiscal 2009

Publishing

Revenues for the Company's publishing operations for the first quarter of $336 million, were 7% lower when compared to the same period in fiscal 2008. Publishing operating profits of $73 million for the first quarter was down 28% when compared to the same period in fiscal 2008. The declines in revenues and operating profits reflect the impact of global economic pressures felt across all our markets as well as a particularly strong comparative 2008 quarter.

Canadian Television combined (Canadian Television and CW Media)

Canadian television operations, including the CW Media specialty television operations reported first quarter revenues of $306 million, down $2 million or less than 1% compared to the previous year. Operating expenses, excluding restructuring costs, decreased by $9 million or 4%. Operating profit in the first quarter was $76 million, up 10% compared to $69 million the previous year. These results reflect the strong industry leading performance of the specialty television operations as well as merger synergies and other cost containment initiatives.

Australian Television

Network TEN's first quarter revenue of $202 million was down 17% from $242 million during the same quarter in the previous year. TEN’s operating profit of $74 million was down 28% from the $104 million from the same quarter in fiscal 2008. TEN’s first quarter results were impacted by the decline in the advertising market driven by softer economic conditions and inclusion of the AFL Grand Final and the Rugby World Cup which occurred in the corresponding period in fiscal 2008.

Highlights of the first quarter and subsequent period

•
Canwest adopted a new operating structure for digital media that will bring together its publishing and broadcast digital teams under a single strategy and leadership. This move builds on recent successful cross platform initiatives and will enable the creation of new partnerships that will drive traffic to online properties.

•
On December 1, 2008, Canwest launched redesigned newspaper websites. All ten of Canwest’s major city daily newspapers simultaneously launched redesigned online news and information destinations for the people in their communities. Each site features an interactive demonstration in the top banner position inviting visitors to tour the new features of the site. Improved features include: new design and simplified navigation, increased focus on locally relevant news and information, wider format, more chances to sound off, richer media, hyper-local classifieds, and integrated social networking tools.

•
On December 1, 2008, Canwest announced the appointment of Paul Godfrey to the position of President and CEO, National Post, effective January 1, 2009. In this role, Mr. Godfrey will build on the positive momentum of recent strategic initiatives undertaken.

•
On December 18, 2008, Canwest announced a partnership with ShopLocal which will see Canwest as the exclusive supplier of ShopLocal products and services in Canada. Retailers including Canadian Tire, Mark’s Work Wearhouse, Toys R Us and many others utilize ShopLocal to drive in-store sales by converting their local print promotions into engaging and dynamic digital formats. The ShopLocal Canadian site will bring together content from SmartCirculars (online flyers) as well as from display ads placed in Canwest newspapers across the country. All of this content will be searchable by shoppers on canada.com and Canwest newspaper websites as well as on sites such as Facebook, Myspace, Lycos, Local.com and more through Canwest’s partnership with Oodle.

•	Canwest improved its rankings with five of the Top 10 specialty analog channels in the Adult 25-54 demographic, up from 4 last year. This includes two out of the Top 5, up from zero last year.

•	Canwest maintained its dominance in the specialty digital channels with eight of the Top 10 digital channels in the Adult 25-54 demographic.

Outlook:

Looking forward, the Company anticipates that advertising revenues will continue to be negatively impacted by persisting uncertain economic conditions, with growth in specialty channels and digital sectors while conventional advertising and publishing will be at levels below last year.

Canwest remains focused on reducing operating expenses, improving operational efficiencies and protecting the Company’s core assets, while investing in the growth areas of its businesses. The Company will continue to evaluate and selectively monetize or eliminate non-contributing and non-core assets. These actions will help to mitigate the effect of the current economic downturn and better position the Company for the long term.

Continuation of negative conditions may affect the Company’s ability to meet certain financial covenants in its credit facilities. Based upon current revenue and expense projections, the Company may not be able to comply with its existing quarterly total financial leverage ratio covenants in fiscal 2009. The Company is reviewing and implementing strategies to ensure compliance with its covenants, including strategies intended to improve profitability and reduce debt.

Forward Looking Statements:

This news release contains certain forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of Canwest. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions.  These statements are based on our current expectations about our business and the markets in which we operate, and upon various estimates and assumptions.  The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate.  As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize.  Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended August 31, 2008 dated November 24, 2008 filed by Canwest Global Communications Corp. with the Canadian securities commissions (available on SEDAR at  www.sedar.com ), as updated in our most recent Management's Discussion and Analysis for the three months ended November 30, 2008. We disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

The Company's financial statements and Management’s Discussion and Analysis for three months ended November 30, 2008 are available on the Company's website: www.canwest.com. Financial statements and Management’s Discussion and Analysis for three months ended November 30, 2008 for Canwest Limited Partnership can be found also on www.canwest.com. Financial statements for Ten Network Holdings Limited can be found at www.tencorporate.com.au.

The Company will hold its regular quarterly conference call with analysts on January 14, 2009 at 1:00 p.m. Eastern Time.  The call-in numbers are 416-644-3415 or 800-732-6179.  Replays are also available for ten days following the call at 416-640-1917 or 877-289-8525 [using the pass-code 21292648 followed by the pound sign.]

About Canwest Global Communications Corp.

Canwest Global Communications Corp. (www.canwest.com), (TSX: CGS and CGS.A,) an international media company, is Canada’s largest media company. In addition to owning the Global Television Network, Canwest is Canada’s largest publisher of English language daily newspapers and owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, Turkey, Indonesia, Singapore, the United Kingdom and the United States.

For further information:

Media Contact:
John Douglas, Vice President, Public Affairs
Tel: (204) 953-7737
jdouglas@canwest.com

Investor Contact:
Hugh Harley, Director, Investor Relations
Tel: (204) 953-7731
hharley@canwest.com

CANWEST GLOBAL COMMUNICATIONS CORP.
BUSINESS SEGMENT INFORMATION
(unaudited)
(in thousands of Canadian dollars)
	For the three months ended November 30,
	Revenue		Segment operating profit(1)
Operating Segments	2008	2007	2008	2007
		(Revised)		(Revised)
Publishing	335,998	361,906	73,077	102,165
Television
Canada	199,915	210,792	31,722	32,250
CW Media	106,099	97,127	44,283	37,132
	306,014	307,919	76,005	69,382
Australia	202,181	242,336	74,384	103,505
	508,195	550,255	150,389	172,887

Radio - Turkey	3,346	3,564	1,291	1,584

Out-of-home	39,197	42,287	1,295	3,142
Intersegment revenues	(629)	(1,538)	-	-
Corporate and other	-	-	(7,204)	(9,512)
Restructuring expenses	-	-	(14,775)	(11,645)
	886,107	956,474	204,073	258,621
Elimination of equity accounted affiliates	-	(89,123)	-	(35,415)
	886,107	867,351	204,073	223,206

(1) Operating profit is defined as earnings before interest, income taxes, amortization of intangibles, amortization of property and equipment, other amortization, interest rate and foreign currency swap gains (losses), accretion of long term liabilities, interest income, foreign exchange gains (losses), investment gains, losses and write-downs, minority interest, interest in earnings of equity accounted affiliates, realized currency translation adjustments and loss from discontinued operations. This supplementary earnings measure does not have a standardized meaning prescribed by Canadian generally accepted accounting principles and may not be comparable to similar measures presented by other companies nor should it be viewed as an alternative to net earnings. When used in relation to our operating segments it is a GAAP measure in that is our segment profitability measure. The reconciliation of operating profit to net earnings is evident on the face of the following consolidated statements of earnings.

CANWEST GLOBAL COMMUNICATIONS CORP.
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(UNAUDITED)
(In thousands of Canadian dollars except as otherwise noted)

	For the three months ended
	November 30,	November 30,
	2008	2007
Revenue	886,107	867,351
Operating expenses	448,879	417,416
Selling, general and administrative expenses	218,380	215,084
Restructuring expenses	14,775	11,645
	204,073	223,206
Amortization of intangibles	2,177	2,431
Amortization of property and equipment	26,488	24,898
Other amortization	148	222
Operating income	175,260	195,655
Interest expense	(80,417)	(82,435)
Accretion of long term liabilities	(28,233)	(23,881)
Interest income	765	16,369
Interest rate and foreign currency swap gains (losses)	26,483	(27,759)
Foreign exchange gains (losses)	(67,501)	6,087
Investment gains, losses and write-downs	(1,163)	2,868
	25,194	86,904
Provision for income taxes	39,195	35,923
Earnings (loss) before the following	(14,001)	50,981
Minority interest	(18,776)	(28,679)
Interest in earnings of equity accounted affiliates	215	19,836
Net earnings (loss) from continuing operations	(32,562)	42,138
Loss from discontinued operations	-	(1,393)
Net earnings (loss) for the period	(32,562)	40,745

Earnings (loss) per share from continuing operations:
Basic	($0.18)	$0.24
Diluted	($0.18)	$0.24

Earnings (loss) per share:
Basic	($0.18)	$0.23
Diluted	($0.18)	$0.23